IRS DEPARTMENT OF THE TREASURY
INTERNAL REVENUE SERVICE
CINCINNATI OH 45999-0023

Date of this notice: 02-13-2025

Employer Identification Number:
33-3424384

Form: SS-4

Number of this notice: CP 575 A

For assistance you may call us at:
1-800-829-4933

IF YOU WRITE, ATTACH THE
STUB AT THE END OF THIS NOTICE.

BE BELONG GROUP CORP
323 SUNNY ISLES BLVD FL 7TH
SUNNY ISL BCH, FL 33160

WE ASSIGNED YOU AN EMPLOYER IDENTIFICATION NUMBER

Thank you for applying for an Employer Identification Number (EIN). We assigned you EIN 33-3424384. This EIN will identify you, your business accounts, tax returns, and documents, even if you have no employees. Please keep this notice in your permanent records.

Taxpayers request an EIN for their business. Some taxpayers receive CP575 notices when another person has stolen their identity and are opening a business using their information. If you did **not** apply for this EIN, please contact us at the phone number or address listed on the top of this notice.

When filing tax documents, making payments, or replying to any related correspondence, it is very important that you use your EIN and complete name and address exactly as shown above. Any variation may cause a delay in processing, result in incorrect information in your account, or even cause you to be assigned more than one EIN. If the information is not correct as shown above, please make the correction using the attached tear-off stub and return it to us.

Based on the information received from you or your representative, you must file the following forms by the dates shown.

Form 1120	04/15/2026

If you have questions about the forms or the due dates shown, you can call us at the phone number or write to us at the address shown at the top of this notice. If you need help in determining your annual accounting period (tax year), see Publication 538, *Accounting Periods and Methods*.

We assigned you a tax classification (corporation, partnership, etc.) based on information obtained from you or your representative. It is not a legal determination of your tax classification, and is not binding on the IRS. If you want a legal determination of your tax classification, you may request a private letter ruling from the IRS under the guidelines in Revenue Procedure 2020-1, 2020-1 I.R.B. 1 (or superseding Revenue Procedure for the year at issue). Note: Certain tax classification elections can be requested by filing Form 8832, *Entity Classification Election*. See Form 8832 and its instructions for additional information.

IMPORTANT INFORMATION FOR S CORPORATION ELECTION:
If you intend to elect to file your return as a small business corporation, an election to file a Form 1120-S, U.S. Income Tax Return for an S Corporation, must be made within certain timeframes and the corporation must meet certain tests. All of this information is included in the instructions for Form 2553, Election by a Small Business Corporation.

     If you are required to deposit for employment taxes (Forms 941, 943, 940, 944, 945,
CT-1, or 1042), excise taxes (Form 720), or income taxes (Form 1120), you will receive a
Welcome Package shortly, which includes instructions for making your deposits
electronically through the Electronic Federal Tax Payment System (EFTPS). A Personal
Identification Number (PIN) for EFTPS will also be sent to you under separate cover.
Please activate the PIN once you receive it, even if you have requested the services of a
tax professional or representative. For more information about EFTPS, refer to
Publication 966, *Electronic Choices to Pay All Your Federal Taxes*. If you need to
make a deposit immediately, you will need to make arrangements with your Financial
Institution to complete a wire transfer.

     The IRS is committed to helping all taxpayers comply with their tax filing
obligations. If you need help completing your returns or meeting your tax obligations,
Authorized e-file Providers, such as Reporting Agents or other payroll service
providers, are available to assist you. Visit www.irs.gov/mefbusproviders for a
list of companies that offer IRS e-file for business products and services.

IMPORTANT REMINDERS:

* Keep a copy of this notice in your permanent records. This notice is issued only
   one time and the IRS will not be able to generate a duplicate copy for you. You
   may give a copy of this document to anyone asking for proof of your EIN.

* Use this EIN and your name exactly as they appear at the top of this notice on all
   your federal tax forms.

* Refer to this EIN on your tax-related correspondence and documents.

* Provide future officers of your organization with a copy of this notice.

Your name control associated with this EIN is BEBE. You will need to provide this
information along with your EIN, if you file your returns electronically.

Safeguard your EIN by referring to Publication 4557, Safeguarding Taxpayer
Data: A Guide for Your Business.

You can get any of the forms or publications mentioned in this letter by
visiting our website at www.irs.gov/forms-pubs or by calling 800-TAX-FORM
(800-829-3676).

If you have questions about your EIN, you can contact us at the phone number
or address listed at the top of this notice. If you write, please tear off the
stub at the bottom of this notice and include it with your letter.

Thank you for your cooperation.

(IRS USE ONLY)   575A   02-13-2025 BEBE B 9999999999 SS-4

Keep this part for your records.   CP 575 A (Rev. 7-2007)

Return this part with any correspondence
so we may identify your account. Please
correct any errors in your name or address.

CP 575 A

9999999999

Your Telephone Number	Best Time to Call	DATE OF THIS NOTICE: 02-13-2025
( ) -		EMPLOYER IDENTIFICATION NUMBER: 33-3424384
		FORM: SS-4 NOBOD

INTERNAL REVENUE SERVICE
CINCINNATI OH 45999-0023

BE BELONG GROUP CORP
323 SUNNY ISLES BLVD FL 7TH
SUNNY ISL BCH, FL 33160